Exhibit 4.20




                              DATED 29th January 2003



                        CORDIANT COMMUNICATIONS GROUP PLC


                                  ANDREW BOLAND








                                SERVICE AGREEMENT

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                                      INDEX


Parties

Agreement

1        Definitions                                                           1
2        Employment                                                            1
3        Duties                                                                2
4        Remuneration and Expenses                                             2
5        Hours of Work and Holidays                                            5
6        Place of Work                                                         5
7        Confidentiality                                                       5
8        Inventions                                                            6
9        Group Reconstruction and Change of Control                            7
10       Termination                                                           9
ii       Action to be taken upon Termination                                  10
12       Conflict of Interest                                                 10
13       Restrictions following Termination                                   11
14       General                                                              14
15       Schedule and Notices                                                 15
16       Governing Law and Jurisdiction                                       15
         The Schedule                                                         17

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                                SERVICE AGREEMENT

DATE:     29th January                                                      2003


PARTIES:



1 CORDJANT COMMUNICATIONS GROUP PLC (Company Number 1320869) whose registered office is situated at 121-141 Westbourne Terrace, London W2 6JR ("the Company")

2 ANDREW BOLAND of 25 Chessfield Park, Little Chalfont, Amersham, Bucks. HP6 6RU ("the Director")

AGREEMENT

1         Definitions

1.1 In this Agreement the following words shall bear the following meanings:-

1.2 Group Company: shall mean and include any company which is from time to time a holding company or subsidiary of the Company or any subsidiary of any such holding company ("holding company" and "subsidiary" having the meanings ascribed to them by Section 736 of the Companies Act 1985 (as amended by Section 144 of the Companies Act
          1989));

1.3 the Board: shall mean the Board of Directors as constituted from time to time of the Company;

1.4 the Remuneration Committee: shall mean the Remuneration Committee of the Board as constituted from time to time.

2         Employment

2.1 The Company agrees to appoint the Director and the Director agrees to serve the Company as Finance Director of the Company subject to the terms and conditions hereinafter contained.

2.2 Subject as hereinafter provided, the Director's employment hereunder shall be deemed to commence with effect from 1 January 2003 and shall continue thereafter unless and until terminated by either party giving the other not less than 12 months' notice in writing expiring at any time.

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3         Duties

3.1       During the continuance of his employment hereunder:-

3.1.1 the Director shall perform such duties and exercise such powers in relation to the business of the Company or of any Group Company as may from time to time be assigned to or vested in him by the Board and shall at all times and in all respects conform to and comply with the reasonable directions and regulations made by the Board. The Director shall perform such services for any Group Company (without further remuneration except as otherwise agreed) and shall accept such offices in any such companies as the Board may require;

3.1.2 the Director shall well and faithfully serve the Company and the Group Companies and use his best endeavors to promote, develop and extend their businesses and interests and shall devote his whole time and attention to the duties of his office.

3.2 If either party gives notice to terminate this Agreement, the Director agrees:

3.2.1 that for a period not exceeding the period of notice in Clause 2.2 above the Board may in its absolute discretion require the Director to perform only such duties as it may allocate to him or not to perform any of his duties and may require him not to have any contact with clients or customers of the Company or any Group Company nor any contact (other than purely social contact) with such employees of the Company and any Group Company as the Board shall determine and]or may exclude him from any premises of the Company or of any Group Company (without providing any reason for doing so); and

3.2.2 that such action on the part of the Company shall not constitute a breach of this Agreement nor shall the Director have any claim against the Company in respect of any such action;

          PROVIDED always that throughout such period the Director's salary and contractual benefits shall not cease to be paid or provided (unless and until his employment is terminated).

4         Remuneration and Expenses

4.1 The Company shall pay to the Director by way of remuneration for his services hereunder a salary at the rate of (pound)250,000 per annum subject to deduction of tax and national insurance contributions in accordance with the Company's regular payroll practices. Such salary shall be inclusive of any director's fees payable to the Director by the Company or any Group Company and accordingly either the Director shall pay over or procure to be paid over to the Company all such fees received or receivable by him or his remuneration hereunder shall be reduced pro tanto. The said salary shall be payable by equal monthly

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          instalments  in  arrears  on the day  appointed  by the  Board for the payment of employees' salaries or pro rata where the Director is only employed hereunder during part of the month.

4.2 The Company may in addition to the salary referred to in Clause 4.1 above, pay to the Director by way of bonus such further sum or sums (if any) at such time or times and in such manner as the Remuneration Committee may in its absolute discretion from time to time determine. The Remuneration Committee shall in its absolute discretion prior to each financial year end of the Company determine for such financial year the Director's target bonus which shall be paid subject to the satisfaction of performance targets set by the Remuneration Committee. The Director shall not be entitled to any bonus payment in relation to a financial year if, on the date the bonus for that financial year is payable, the Director is not employed by the Company or if the Director has served or been served with notice of termination on or prior to that date.

4.3 The Company shall also pay to the Director all reasonable travelling, hotel and other out-of-pocket expenses which are properly incurred by him in or about the performance of his duties hereunder and for which vouchers (if so required) are provided to the reasonable satisfaction of the Board and the Company shall be entitled to deduct from the Director's salary expenses unreasonably or improperly charged by the Director to the account of the Company.

4.4 The Company shall provide and maintain (including the costs of repairing, taxing and insuring the same together with the reasonable costs of petrol oil and other running expenses incurred by the Director) a motor car of a value commensurate with the Director's position in the Company for the performance of his duties, such motor car to be changed from time to time in accordance with the Company's policy regarding replacement vehicles. The Director shall be at liberty to use such car for his private purposes but shall:-

4.4.1 take good care of the car and procure that the provisions and conditions of any policy of insurance relating thereto are observed;

4.4.2 not permit such car to be taken out of the United Kingdom for his private purposes without the written consent of the Company;

4.4.3 comply with any directions from time to time given by the Company with regard to motor vehicles provided by the Company for the use of its staff; and

4.4.4 return the car to the Company's registered office immediately upon the determination of his employment hereunder.


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          PROVIDED  THAT the  Director  shall  ensure that the car is  carefully used, maintained and serviced and shall return it to the Company forthwith upon demand by the Board.

4.5 The Director agrees that he is entitled to use the car only while he continues to be employed by the Company and is not in receipt of benefits under the permanent health and disability insurance scheme referred to in Clause 4.9 and that he will return the car to the Company immediately upon the date of termination of his employment under this Agreement or, if earlier, the date on which he starts to receive such benefit. The Director shall not be entitled to retain the car as a purported set-off or otherwise against any claim by him for damages from the Company.

4.6 If for any reason the Director is disqualified from driving, he shall, if the Company in its absolute discretion so determines, cease to be entitled to the use of the car during the period of disqualification. The Director shall upon demand return the car to the Company and shall not be entitled to any compensation or payment in lieu of the car.

4.7 During the continuance of the Director's employment hereunder the Company shall pay into one or more pension schemes or arrangements as may be agreed between the Company and the Director, any sum or sums as may be from time to time agreed between the Company and the Director subject to applicable Inland Revenue limits or statutory limits and the rules of the relevant scheme or arrangement.

4.8 The Company will use its best endeavours to procure that the Director, his spouse (or partner) and children shall be entitled to participate in such scheme of private medical insurance as may be adopted from time to time by the Company (subject always to the rules and terms of such scheme from time to time).

4.9 The Director shall participate from the commencement hereof in the Company's life assurance and, subject always to Clause 10.1.1.2, permanent health insurance schemes as such may be in force from time to time (subject always to the rules and terms of such schemes from time to time).

4.10 Pursuant to the Employment Rights Act 1996, the Director authorises the Company to deduct any sum due from the Director to the Company or any Group Company from any salary or other remuneration (including without limitation any payment to be made to the Director in lieu of notice) accrued to him in consideration of his employment by the Company (whether or not actually paid during the continuance of his employment) and to retain it.

4.11 If the Director receives benefits under the scheme of permanent health and disability insurance referred to in Clause 4.9, he shall no longer be entitled to receive any remuneration or other benefits under this

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          Agreement (including,  without limitation,  any salary, bonus, company car, private medical insurance, life insurance, pension contributions, or grants or payments under any share or incentive scheme of the Company).

4.12 Upon termination of his employment, the Director shall have no claim against the Company or any Group Company for loss arising out of ineligibility to exercise any share options granted to him under any share option or incentive scheme operated by the Company or any Group Company and the rights of the Director shall be determined solely by the rules of the applicable scheme in force at the date of termination of his employment.

4.13 Any benefit that the Director receives from the Company that is not referred to in this Agreement is discretionary and a benefit to which the Director is not contractually entitled.

5         Hours of Work and Holidays

5.1 Subject to the terms of the Schedule, the Director shall conform to such hours of work as may from time to time reasonably be required of him and shall not be entitled to receive any additional remuneration for work outside his normal hours.

5.2 The Director agrees that the limit on weekly working time contained in Regulation 4 of the Working Time Regulations 1998 does not apply to him. The Company and the Director agree that the Director's consent, for the purposes of this Clause 5.2, shall continue indefinitely Provided That the Director may withdraw such consent at any time by giving the Company three months' notice of his wish to do so.

5.3 In addition to the usual public holidays the Director shall subject as mentioned in the Schedule hereto be entitled without loss of remuneration to 25 days holiday in each year to be taken at such time or times as may be approved by the Board. Any entitlement to holiday remaining at the end of any holiday year shall lapse without payment in lieu.

6         Place of Work

          The Director shall perform his duties at any place within the United Kingdom as the Board may require from time to time for the proper performance and exercise of his duties and powers and he may be required to travel abroad on the business of the Company or any Group Company.

7         Confidentiality

7.1 The Director shall not (except in the proper performance of his duties hereunder) either during the continuance of his employment hereunder or at any time after the determination thereof divulge to any person

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          whomsoever or make use of and shall use his best endeavours to prevent
          the   publication   or   disclosure  of  any  trade  secret  or  other
          confidential information concerning the business, finances, dealings, transactions or affairs of the Company or any Group Company or of any of their respective customers or clients entrusted to him or arising or coming to his knowledge during the course of his employment hereunder or otherwise.

7.2 The Director shall upon the termination of his employment hereunder or (if the Company so requires) following the Company giving notice to the Director and exercising its rights under Clause 3.2.1 immediately deliver up to or at the direction of the Company all price lists, customer lists, correspondence and other documents, papers, computer discs and other such records and all property belonging to the Company or any Group Company or any of its or their customers or clients which may have been prepared by him or have come into his possession in the course of his employment hereunder and shall not retain any copies thereof.

8         Inventions

8.1 Any discovery or invention or secret process or improvement in procedure or any trade mark or design or copyright made, discovered or produced by the Director in the course of his employment hereunder in connection with or in any way affecting or relating to the business of the Company or of any Group Company or capable of being used or adapted for use therein or in connection therewith shall forthwith be disclosed to the Company and shall belong to and be the absolute property of the Company or such Group Company as the Company may nominate for the purpose.

8.2 The Director hereby waives absolutely and unconditionally all and any moral rights which the Director might otherwise obtain or have by virtue of Section 77 and 80 of the Copyright, Designs and Patents Act 1988 which relate to any works created by or involving the Director in the course of his employment hereunder.

8.3 The Director shall (at the request and reasonable expense of the Company) sign all such documents and perform all such acts as may be required fully to vest all such rights in the Company (or its nominee).

8.4 The Director acknowledges that the extent, if any, of the protection sought in relation to the matters referred to in Clause 8 shall be decided by the Company in its sole and absolute discretion and that accordingly the Director shall not (whether during or after this employment) apply or join in applying for any patent, registered design, trade mark or other equivalent protections without the prior written approval of the Company.


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9         Group Reconstruction and Change of Control

9.1 If before the expiration or determination of this Agreement the employment of the Director hereunder shall be terminated by reason of the liquidation of the Company for the purposes of reconstruction or amalgamation and he shall be offered employment with any concern or undertaking resulting from such reconstruction or amalgamation on terms and conditions not less favourable (financially and in personal status) than the terms of this Agreement then he shall have no claim against the Company in respect of the termination of his employment hereunder.

9.2       If for any reason the Director shall either:-

9.2.1     at the Company's request resign as a director of the Company; or

9.2.2     be removed from office as a director of the Company

          then notwithstanding his so ceasing to be a director this Agreement shall not automatically determine and the Director shall thereupon (and without any claim against the Company in respect of such loss of office) become a manager or other executive of the Company (as the Board may require) and all the terms and conditions of this Agreement shall with the necessary variations apply to the Director's appointment as such manager or other executive of the Company.

9.3 The Company may terminate the Director's employment forthwith and without prior notice within two (2) years of a Change of Control (as defined in paragraph 9.4). In such circumstances, the Company shall, except where such termination is effected pursuant to Clause 10.1.1, subject to deduction of applicable tax:

9.3.1     pay to the Director a lump sum in cash equivalent to the aggregate of:

9.3.1.1   18  months'  salary  (as  at  the  date  the   Director's   employment
          terminates); and

9.3.1.2 a sum equal to the cost the Company would have incurred in providing the Director with the benefits referred to in Clauses 4.4, 4.5, 4.6 and 4.7 had the Director's employment continued for a period of 18 months following the date the Director's employment terminated; and

9.3.1.3 any bonus(es) due to the Director pursuant to Clause 4.2 in respect of the period prior to the date the Director's employment terminated together with an amount equal to the bonuses the Director would have received had he remained employed for a further 18 months following the date the Director's employment terminated on the basis that:-

          the Director would have achieved his target bonus (as at the date the Director's employment terminated; and


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          bonus  entitlements,  for the purpose of this  Clause 9.3,  accrue pro rata from day to day in respect of any part financial year of the Company prior to the date the Director's employment terminated or prior to the end of such 18 month period.

9.4       "Change of Control" shall, for the purposes of this Agreement, mean:

9.4.1 the acquisition by any person, together with any person "acting in concert" with that person (as defined in the City Code on Takeovers and Mergers), of shares carrying more than fifty percent (50%) of the voting rights at general meetings of the Company;

9.4.2 during any period of two consecutive years beginning on or after 1 January 2003, individuals who at the beginning of such period constituted the Board and any new director (other than a director designated by a person described in Clause 9.4.1 above) whose election by the Board or nomination for election by the Company's shareholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved (unless the approval of the election or nomination for election of such new directors was in connection with an actual or threatened election or proxy contest), cease for any reason to constitute at least a majority thereof;

9.4.3 the shareholders of the Company approve a merger or consolidation of the Company with any other company, other than:

9.4.3.1 a merger or consolidation which would result in the voting shares of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than eighty percent (80%) of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; or

9.4.3.2 a merger or consolidation effected to implement a recapitalisation of the Company (or similar transaction) in which no "person" (as defined above in Clause 9.4.1) acquires more than fifty percent (50%) of the combined voting power of the Company's then outstanding securities; or

9.4.4 the shareholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of the Company's North American assets substantially as a whole or at least seventy-five percent (75%) of the Company's overall assets or any transaction having a similar effect.


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9.5       If  following  termination  of  the  Director's  employment  hereunder pursuant to Clause 9.3, the Director is offered alternative employment with the Company or any Group Company, the amounts payable pursuant to Clause 9.3.1 above shall be reduced by the aggregate of the salary or fees payable and a sum equal to the cost incurred in providing the Director with the benefits, if any, in connection with his new employment for a period of 18 months following the date the Director's employment is so terminated.

9.6 The amounts payable pursuant to this Clause 9 shall be in lieu of any notice, or other benefits or payments to which the Director may otherwise be entitled on termination of this Agreement.

10        Termination

10.1      This Agreement shall be subject to termination:-

10.1.1 by the Company by summary notice in writing and without payment of any kind in lieu of notice or otherwise:-

10.1.1.1 if the Director shall become of unsound mind or be or become a patient for the purpose of any statute relating to mental health;

10.1.1.2 if the Director shall at any time be prevented by illness or accident from performing his duties for a period of 6 consecutive months or if he shall be absent from his duties by reason of illness or accident for more than 180 working days in any consecutive twelve months except where such incapacity arises out of the performance of his duties hereunder;

10.1.1.3 if the Director shall have committed any serious breach or repeated or continued (after warning) any material breach of his obligations hereunder or shall have committed any act tending to bring himself or the Company or any Group Company into disrepute or shall have been declared bankrupt or compounded with his creditors generally;

10.1.1.4 if the Director shall be or become prohibited by law from being a director of a company;

10.1.1.5 if for any reason the Director shall otherwise than at the request of the Company resign as a director of the Company;

10.1.2    by either party giving notice to the other in  accordance  with Clause
          2.2 above provided that the Company may at its sole discretion elect to terminate the contract immediately in consideration of the payment by the Company to the Director within seven days of the date of termination of a sum amounting to such proportion of the basic salary payable hereunder for the period of notice (or part thereof) which would otherwise have been served in accordance with the provisions of


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          this  sub-paragraph  subject  to the  deduction  of tax  and  national insurance;

10.2 The termination by the Company of this Agreement shall be without prejudice to any claims which the Company may have for damages arising from any breach thereof by the Director giving rise to such termination.

10.3 In the event that this Agreement is terminated by the Company without giving due notice or making payment in lieu with the result that the Director makes any claim for damages for breach of contract then the Company may (at its option and without such action being taken as any admission of liability on the part of the Company) elect to make monthly payments on account of damages to the Director and PROVIDED THAT such payments are made and the Director is not in a worse financial position on such monthly basis than if his employment hereunder had not been terminated then the Director may not institute or prosecute any proceedings for damages for breach of contract against the Company.

10.4 If a disciplinary matter arises involving the Director, he may be suspended on such terms and conditions as the Board may reasonably determine provided that his salary and benefits shall not be reduced or withheld.

11        Action to be taken upon Termination

11.1 Upon the termination of this Agreement howsoever arising or (if the Company so requires) following the Company giving notice to the Director and exercising its rights under Clause 3.2.1 the Director shall immediately resign without claim for compensation from his office as a director of the Company and such offices held by him in any of the Group Companies as may be so requested and should he fail to do so the Company is hereby irrevocably authorised to appoint some person in his name and on his behalf to sign and do any documents or things necessary or requisite to give effect thereto.

12        Conflict of Interest

12.1 The Company respects the right of the Director to engage in activities outside his employment with the Company that are of a private nature and which do not adversely affect or interfere with his employment hereunder. The Director agrees that during the continuance of his employment hereunder he will not without the prior written consent of the Board:-

12.2 directly or indirectly engage or be interested in any other business or undertaking which would or might compete with the business for the time being of the Company or any Group Company with whose business he has been involved (other than the holding solely for


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          investment  purposes of less than 5% of any  securities of any company whose securities are listed or quoted on any recognised investment exchange in the United Kingdom); or

12.3 hold any directorship other than in connection with the performance of his duties hereunder. The Company expects the Director to use good business judgement, high ethical standards and common honesty in all his dealings with the Company and any Group Company during the course of his employment hereunder.

13        Restrictions following Termination

13.1 The Director acknowledges that the goodwill of the Company lies primarily in its dealings and relationships with the clients by which it is retained and for which it works and without prejudice to the generality of the foregoing in particular in the relationships established between its clients and its employees. The Director further acknowledges that the relationship between the Company and its clients is one of absolute confidence and trust which the Director agrees to respect since the Director is likely to obtain in the course of his employment hereunder confidential information relating to clients of the Company or any Group Company including (but without limitation) corporate and business plans, projections, financial details and projections, information relating to products or services and planned projects or services, marketing and advertising plans and in addition information regarding the servicing of clients' needs and the supply by the Company of it services to them including (but without limitation) details regarding fee levels and commission charges and structures. The Company expects the Director to use good business judgement, high ethical standards and common honesty in all his business dealings with the Company and any Group Company and with any client of the Company or any Group Company at all times during the course of his employment hereunder and following the termination (howsoever arising) of such employment. The Director agrees that he will not at any time after the termination of his employment hereunder (howsoever arising) either personally or by his agent or otherwise directly or indirectly:-

13.1.1 represent himself as being in any way connected with or interested in the business of the Company or any Group Company;

13.1.2 use or communicate or divulge or discuss with any person, firm or company any confidential information (as set out above) relating to the affairs or business of the Company or any Group Company or any of their respective clients prepared, compiled or generated by him or coming into his possession or made available to him in the course of or as a consequence of his employment hereunder except to the extent that such information is properly already within the public domain save as a result of a breach by the Director of the terms of this Agreement;

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13.1.3    communicate  to  any  person,  concern,   undertaking,  firm  or  body
          corporate anything which is intended to or which will or may damage the reputation or good standing of the Company or any Group Company.

13.2 The Director further agrees that be will not (in each case whether directly or indirectly and whether for his own account or in partnership with another or others either as principal or as servant, agent, consultant or officer of another):-

13.2.1 during the period of twelve calendar months following the termination of his employment hereunder (howsoever caused) deal with, seek employment or engagement with, be employed or engaged by or engage in business with or be in any way interested in or connected with any business which competes with any business carried on by the Company or any Group Company as at the date of termination of this Agreement in which the Director was involved on behalf of the Company at any time within the 12 months immediately preceding the date of termination of this Agreement or, where the Director is required not to perform duties pursuant to Clause 3.2, at any time in the 12 months preceding the date when he is notified of that requirement;

13.2.2 during the period of twelve calendar months following the termination of his employment hereunder (howsoever caused):-

13.2.2.1  seek employment with;

13.2.2.2  be employed or engaged by;

13.2.2.3  represent;

13.2.2.4  deal with in an advisory or service supplying capacity;

13.2.2.5 supply services the same as or similar to those supplied by the Company or any Group Company to;

13.2.2.6  engage in or undertake any advertising or related business for any Client (as defined below) with whom he has had personal dealings or on or for whose account or business he has worked or had responsibility during the period of twelve months prior to the termination of this Agreement (or where he is not required to perform duties pursuant to Clause 3.2, at any time in the 12 months preceding the date when he is notified of that requirement) in relation to a product or service which is the same as or similar to a project or service of the Client with or for which the Director has had such dealings or responsibility during such period;

13.2.3 during the period of twelve calendar months following the termination of his employment hereunder (howsoever caused) canvass, solicit,

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

          interfere with or in any other way endeavour to win or attract away from the Company or any Group Company all or part of the business of any Client (as defined below) for the purposes of providing to that Client services which are the same or similar to those which he has been involved in providing to that Client at any time in the 12 months preceding the termination of this Agreement or where he is not required to perform duties pursuant to Clause 3.2, at any time in the 12 months preceding the date when he is notified of that requirement;

          For the purposes of this Clause 13 the word "Client" shall mean any person, firm or company who is or was a customer or client of or by or for whom the Company or any Group Company is or was retained or engaged or carries or carried out any work or for all or part of whose business the Company or any Group Company made a presentation (or other similar offering of services) in each case at any time within the period of twelve calendar months prior to the termination of the Director's employment hereunder or where the Director is not required to perform duties pursuant to Clause 3.2, at any time in the 12 months preceding the date when he is notified of that requirement;

13.2.4 during the period of twelve calendar months following the termination aforesaid either on his own account or for any other person, firm of company solicit the services of or endeavour to entice away from the Company or any Group Company any director, or senior or managerial employee or consultant who is employed or engaged by the Company or any Group Company who is known personally to him (whether or not such person would commit any breach of his contract of employment or engagement by reason of leaving the service of such company) nor shall the Director knowingly employ or aid or assist in or procure the employment of any other person, firm or company of any such person;

13.2.5 during the period of twelve calendar months following the termination aforesaid interfere or seek to interfere with contractual or other trade relations between the Company or any Group Company and any of its or their suppliers.

13.3 While the restrictions aforesaid are considered by the parties to be reasonable in all the circumstances it is agreed that if any of such restriction shall taken alone or together be adjudged to go beyond what is reasonable in all the circumstances for the protection of the legitimate interests of the Company or any Group Company but would be adjudged reasonable if part of the wording thereof were deleted the said restrictions shall apply with such words deleted.

13.4 The Director hereby agrees that he will at the request and cost of the Company enter into a direct agreement or undertaking with any Group Company whereby he will accept restrictions and provisions corresponding to the restrictions and provisions herein contained (or such of them as may be appropriate in the circumstances) in relation to

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

          such services and such area and for such period as such company or companies may reasonably require for the protection of its or their legitimate interests.

13.5 The Director agrees that having regard to the facts and matters aforesaid the restrictive covenants herein contained are reasonable and necessary for the protection of the legitimate interests of the Company and the Group Companies and the Director agrees that having regard to those circumstances those covenants do not work harshly on him.

13.6 The restrictions contained in each sub-clause of Clause 13.2 shall be construed as separate and individual restrictions and shall each be capable of being severed without prejudice to the other restrictions or to the remaining provisions.

13.7 The Director shall not knowingly at any time make any untrue statement in relation to the Company or any Group Company and in particular shall not after the termination of his employment hereunder wrongfully represent himself as being employed by or connected with the Company or any group Company.

14        General

14.1 The Director authorises the Company or any Group Company in accordance with the provisions of the Data Protection Act 1998 and any regulations made under it to process personal data including (without limitation) sensitive personal data relating to the Director and to transfer such information outside the European Economic Area (as defined from time to time).

14.2 The Director acknowledges and gives his consent and authorisation to the Company's monitoring of its communication and electronic equipment including, without limitation, the Company's telephone, facsimile and e-mail systems, information stored on the Company's computer equipment (including floppy disks that are the property of the Company).

14.3 The Public Interest Disclosure Act 1998 protects employees from any detriment in relation to certain prescribed disclosures made in the public interest. For the purposes of the Act, the Director is required first to inform Chief Executive Officer of the nature of such disclosure. Failure to do so may result in disciplinary action being taken.

14.4 The Director may be required during the course of his employment to attend a doctor or clinic nominated by the Company for the purpose of a comprehensive medical examination to determine his fitness for continued employment and shall co-operate in ensuring the prompt delivery of the relevant report to the Company. If the Company notifies the Director that it proposes to obtain a medical report in relation to the Director, the Director shall, subject to his rights under

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

          the Access to Medical Reports Act 1988, do all things necessary to give effect to the Company's request.

14.5 The Director must notify the Company as early as possible on the first working day of absence of the reason for his non-attendance at work. Immediately following the Director's return to work after a period of absence of seven days or less, the Director shall if the Company requests complete a self-certification form. For periods of absence of more than seven consecutive days. the Director shall, if the Company requests, produce a doctor's certificate verifying that any absence from work is due to accident or ill-health and in default such absence shall be deemed to be unjustified.

15        Schedule and Notices

15.1 The provisions set out in the Schedule hereto shall apply as if incorporated in this Agreement.

15.2 Notices may be given by either party by pre-paid first class post or by hand delivery addressed to the other party at (in the case of the Company) its registered office for the time being and (in the case of the Director) his last known address. Any such notice given by post shall be deemed to have been served on the second week day after despatch (Saturdays and public holidays excepted) and any notice so given by hand shall be deemed to have been served when delivered if delivered during normal business hours or, if delivered outside such hours, at the next time after delivery when normal business hours commence.

15.3 The determination of this Agreement howsoever arising shall not operate to affect such of the provisions hereof as are expressed to remain in full force and with effect notwithstanding such termination.

15.4 This Agreement is in substitution for all previous contracts of service or contracts for services or other employment arrangements between the Company or any Group Company and the Director which shall be deemed to have been terminated by mutual consent as from the date on which this Agreement takes effect but without prejudice to the rights, liabilities and obligations (if any) of either party accrued prior to the Commencement Date.

16        Governing Law and Jurisdiction

16.1 This Agreement shall be governed by and construed in accordance with the Laws of England.

16.2 The parties to this Agreement submit to the exclusive jurisdiction of the English Courts as regards any claim, dispute or matter arising out of or relating to this Agreement.

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

Executed as a deed and delivered on the date set out at the head of this Agreement








EXECUTED as a Deed by               )
CORDIANT COMMUNICATIONS             )
GROUP PLC acting by CHARLES SCOTT   ) /s/ Charles Scott
                                    )
and DENISE WILLIAMS                 ) /s/ Denise Williams





SIGNED as a Deed                    )
by the said ANDREW BOLAND           ) /s/ Andrew Boland
in the presence of:- REBECCA TAYLOR ) /s/ Rebecca Taylor


51B DAGNAN ROAD
LONDON
SW12 9LH


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

THE SCHEDULE

1         Hours of Work

          The Director's normal hours of work at the date hereof are from 9.30am to 5.3Opm (Monday to Friday) and the Director shall conform to such hours of work as may reasonably be required of him for the proper performance of his duties hereunder and shall not be entitled to receive any additional remuneration for work outside his normal hours.

2         Sick Pay

2.1 Until this Agreement is terminated pursuant to sub-clause 10.1.1.2 of Clause 10.1 hereof the Director shall notwithstanding illness or other incapacity remain entitled to receive his salary hereunder in full, such payment to be inclusive of any statutory sick pay or social security benefits to which he may be entitled.

2.2 Any payment of salary or provision of benefits shall be inclusive of any statutory sick pay or social security benefits to which the Director may be entitled subject always to the provisions of Clause 10.1.1.2.

3         Holiday Pay

          On the expiration or termination of this Agreement (except in the case of termination by the Company pursuant to the provisions of sub-clause
          10.1.1 hereof) the Director may at the option of the Company be paid holiday pay in direct proportion to the number of months served by him.

4         The Grievance Procedure

          In the event of the Director wishing to seek redress of any grievance relating to his employment he should in the first instance raise his grievance with the Chief Executive Officer and if not concluded to his satisfaction the Director should Lay his grievance before the Board in writing and the Board shall afford the Director the opportunity of a full and fair hearing in respect thereof at the next Board Meeting and its decision on such grievance shall be final.

5         The Disciplinary Procedure

          There are no formal disciplinary rules applicable to the Director in view of the seniority of his position.

6.        Previous Employment

          For the purpose of the Employment Rights Act 1996 the Director's period of continuous employment with the Company commenced on 1 July 1998.



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